SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

January 25, 2024

Securities and Exchange Commission – SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby refer to the Material Event furnished on January 25, 2024 (the “Original Report”), where Credicorp Ltd. communicates the date for the Annual General Meeting of Shareholders, the Agenda defined for such Annual General Meeting of Shareholders and other related information.

Credicorp Ltd. notifies you that the Original Report mistakenly stated the date for the Annual General Meeting of Shareholders for Wednesday, March 27, 2023; however, the date for the Annual General Meeting of Shareholders is set for Wednesday, March 27, 2024.

All other terms of the Original Report remain unchanged.

The information in this Form 6-K/A (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative